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                               July 31, 2020

       George Goldsmith
       Chief Executive Officer
       Compass Rx Ltd.
       COMPASS Rx Limited
       3rd Floor
       1 Ashley Road
       Cheshire WA14 2DT
       United Kingdom

                                                        Re: Compass Rx Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 2,
2020
                                                            CIK No. 0001816590

       Dear Mr. Goldsmith:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We refer to the fourth sentence under the heading. Please revise to clarify, if true, that these academic studies
did not involve use of your COMP360 formulation.
   2. We note your disclosure that you observed that COMP360 had no negative effects on cognitive and emotional
functioning in your Phase I clinical trial. Please disclose what
 George Goldsmith
Compass Rx Ltd.
July 31, 2020
Page 2
         you mean by "no negative effects" and how that was determined. With reference to your disclosure on page 165, also tell us why you believe it is appropriate to highlight these positive Phase 1 results without also discussing the two unexpected serious adverse reactions observed in your on-going Phase IIb trial.
3. We note your disclosure that you believe that a single dose of your COMP360 monotherapy with psychological support from specially trained therapists could fundamentally change depression care. Please revise the Overview section to clarify, if true, that you do not have clinical data concerning your therapy that would support the statement.
Risks Associated with Our Business, page 4

4. With reference to your disclosures on pages 20 and 70, please revise to highlight the risks that (i) regulatory authorities could require you to generate more clinical or other data than you currently anticipate to establish whether or to what extent the substance has an abuse potential and (ii) that patent protection for certain methods of treating drug-resistant depression with your psilocybin formulation may never be adequately or sufficiently protected because the use of psilocybin and psilocin remains illegal. With reference to your disclosure on page 93, also revise the Summary to highlight your belief that you were a PFIC in 2019 and discuss briefly the attendant risks to shareholders.
5. Please revise the sixth bullet point on page 5 to clarify briefly the nature of the
         "investigator-initiated" studies you reference and your role/responsibility, if any, in the these studies.
6. We note your disclosure on page 33 concerning your belief that the prior use of other drugs and therapies may interfere with the mechanism of action or response to your investigational COMP360 psilocybin therapy. Please revise the Business section to discuss in greater detail the basis for this concern and also highlight it briefly as a risk in the Summary section.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
We  have broad
FirstName       discretion in the
            LastNameGeorge        use of proceeds..., page 88
                               Goldsmith
Comapany
8.          NameCompass
       We note              Rx to
                the references  Ltd.
                                   a global offering on page 88 but do not see
references in any
July 31,other
         2020sections
              Page 2 of the prospectus. Please advise or revise.
FirstName LastName
 George Goldsmith
FirstName  LastNameGeorge Goldsmith
Compass Rx   Ltd.
Comapany
July       NameCompass Rx Ltd.
     31, 2020
July 31,
Page  3 2020 Page 3
FirstName LastName
Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 134

9. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the
         IPO, the estimated offering price, and the consideration of convertible preferred share issuances. This information will help facilitate our review of your accounting for stock compensation.
Psilocybin Academic Studies, page 154

10. We note several references to "clinically significant" reductions or decreases in certain symptoms as well as a reference to "clinical remission" in this section. Please revise to define these terms at first use.
Business
Statistically Significant Decrease in HADS Depression Scores at 26 Weeks Post Treatment, page
156

11. We note your statement below the chart that closed symbols indicate significant within-
         group differences versus baseline. Please clarify which symbols are closed in the graph and provide the range of differences for each closed symbol. Please provide similar information for the groups denoted by an asterisk and a cross in the chart on page 157.
Significant Reduction in Depressive Symptoms Observed up to Three Months Post Treatment, page 158

12. We note your disclosure that the data in the chart is from the first 12 patients dosed and that only 19 of the 20 patients completed the entire follow-up period. Please tell us why data for all 19 patients who completed the trial is not disclosed and, if known, why one patient did not complete the trial.
Intellectual Property, page 170

13. Please disclose the expiration dates for your patents. Also, please provide the basis for your statement that psilocybin is one of the safest psychoactive substances.
14. Please revise to discuss in greater detail the substance of the Petition for Post Grant
         Review. Also, please identify the party who filed the petition. Principal Shareholders, page 207

15. Please revise footnote 4 to disclose the names of the other two Managing Members of the
         General Partner of each of The Founders Fund VII, LP, The Founders Fund VII Principals
         Fund, LP and The Founders Fund VII Entrepreneurs Fund, LP.
 George Goldsmith
FirstName  LastNameGeorge Goldsmith
Compass Rx   Ltd.
Comapany
July       NameCompass Rx Ltd.
     31, 2020
July 31,
Page  4 2020 Page 4
FirstName LastName
Differences in Corporate Law, page 226

16. We note that you refer, in part, to Delaware law and English law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
        You may contact Kristin Lochhead at (202) 551-3664 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences